Exhibit 8.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation
InSync Staffing Services, Inc.	Delaware

Matrix IT Ltd.	Israel

Magic Software Enterprises Ltd.	Israel

Michpal Micro Computers (1983) Ltd.	Israel

Sapiens International Corporation N.V.	Cayman Islands

TSG Advanced IT Systems, Ltd	Israel

Ofek Ariel Photography Ltd	Israel